CALCULATION OF FILING FEE TABLES

Schedule 14A,

(Form Type)

Limelight Networks, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee rate	Amount of Filing Fee
Fees to be Paid	$296,144,573(1)	.0000927	$27,453 (2)
Fees Previously Paid	$0		$0
Total Transaction Valuation	$296,144,573
Total Fees Due for Filing			$27,453
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$27,453

(1) Aggregate number of securities to which transaction applies: As of, December 31, 2021, the number of shares of common stock to which this transaction applies is estimated to be 71,935,624 shares of common stock entitled to receive the per share closing consideration of $4.1168 (which is based on the 30-day trailing VWAP as of March 4, 2022).

(2) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated based on the product of (a) 71,935,624 shares of common stock multiplied by (b) the per share closing consideration of $4.1168 (which is based on the 30-day trailing VWAP as of March 4, 2022). In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by .0000927.